
SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2015
WASH. D.C.
SECTION


15008082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Ingredion Incorporated Retirement Savings Plan for Hourly Employees
(Full title of the plan)

B. Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2014.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated
Retirement Savings Plan for
Hourly Employees

Date: June 19, 2015

By: Con Houl

Name: Colleen Houlihan
Title: Plan Administrator



Crowe Horwath LLP
Independent Member Crowe Horwath International


SEC MAIL
PROCESSING
RECEIVED
JUN 22 2015
WASH, D.C.
201
SECTION

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113746 and 333-160612 on Form S-8 of Ingredion Incorporated of our report dated June 19, 2015 appearing in this Annual Report on Form 11-K of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees for the year ended December 31, 2014.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee
Ingredion Incorporated
Retirement Savings Plan for Hourly Employees
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees' financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.



Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets		
Investments – at fair value (Notes 2 and 3)		
Investments	$ 56,717,323	$ 51,178,356
Receivables:		
Participant contributions	-	48,205
Employer contributions	-	49,033
Notes receivable from participants	4,302,829	4,327,686
Total receivables	4,302,829	4,424,924
Total assets and net assets reflecting all investments at fair value	61,020,152	55,603,280
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,291)	(86,759)
Net assets available for benefits	$ 60,925,861	$ 55,516,521

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Additions to net assets attributed to:	
Net appreciation in fair value of investments (Note 3)	$ 1,193,963
Dividend and interest income on investments	2,694,182
Interest income on notes receivable from participants	181,920
Contributions:	
Participants	3,006,611
Employer	2,977,229
Rollover	179,548
Total contributions	6,163,388
Total additions	10,233,453
Deductions from net assets attributed to:	
Distributions to participants	4,853,868
Administrative expenses	11,578
Total deductions	4,865,446
Net increase before transfers	5,368,007
Transfers from other plans	41,333
Net increase	5,409,340
Net assets available for benefits, beginning of year	55,516,521
Net assets available for benefits, end of year	$ 60,925,861

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Ingredion Incorporated (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions and Vesting

Hourly employees become eligible to contribute to the Plan immediately upon employment. Participants may contribute a percentage of their compensation each pay period on a before-tax basis, subject to the limits imposed by the Internal Revenue Code ($17,500 for 2014). Certain employee groups are also allowed to contribute a percentage of their compensation on an after-tax basis. These contributions are also subject to the Internal Revenue Code limits. The maximum percentage of compensation that an employee may contribute varies by location. The Plan also allows for certain participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2014 The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

The Company makes a matching contribution to the Plan, which is based on a percentage of the deferred contributions made by or on behalf of the participant that together do not exceed a certain percentage of the participant's compensation for each payroll period during a plan year. These match formulas vary based on location. The Company will also make an additional non-elective contribution each payroll period based on a percentage of the participant's compensation. The formula for the non-elective contribution varies by location. Vesting in the Company matching contribution and vesting in the non-elective contribution account varies by location.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include stable value collective trust funds, a Company stock fund, and various mutual funds.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2014 and 2013, forfeitures were negligible. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $500. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published by Reuters plus one percent as of the last business day of the month prior to the date the loan is requested. Loans are repaid through payroll deductions and repayments are reinvested into the participant's account according to the current investment election. Current outstanding loans will mature through 2029.

Payment of Benefits

A participant becomes fully vested in all employer contributions upon death, disability or attaining the age of 65. Upon retirement, death or termination, the participant's benefit will generally be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½ years old.

Administrative Expenses

Loan origination fees associated with notes receivable are paid by participants and the Plan's recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan. Certain trustee fees and other administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

Stable value collective trust funds: The fair value of participation units held in the stable value collective trust funds, are based on their net asset values, reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee (Level 2 inputs). The investment objective of the collective trust funds is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust funds invest typically in fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The collective trusts also invest in money market deposit accounts and enter into "wrapper" contracts issued by third parties. The collective trusts provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market deposit account: The fair value of the money market deposit account balance has been determined based upon quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,277,061	$ -	$ -
Domestic mid cap funds	1,037,161	-	-
Domestic large cap funds	19,888,056	-	-
Domestic fixed income funds	3,842,954	-	-
International equity funds	2,847,702	-	-
Lifecycle equity funds	14,652,674	-	-
Lifecycle balanced funds	382,855	-	-
Company common stock	4,168,634	-	-
Stable value collective trust funds	-	6,504,531	-
Money market deposit account	-	115,695	-

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

	Fair Value Measurements at December 31, 2013		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,092,724	$ -	$ -
Domestic mid cap funds	995,311	-	-
Domestic large cap funds	18,284,689	-	-
Domestic fixed income funds	4,613,156	-	-
International equity funds	2,876,171	-	-
Lifecycle equity funds	11,355,409	-	-
Lifecycle balanced funds	352,885	-	-
Company common stock	3,310,486	-	-
Stable value collective trust funds	-	6,208,028	-
Money market deposit account	-	89,497	-

There were no transfers between Level 1 and Level 2 investments during 2014.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investments in stable value collective trust funds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balance in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013 are as follows:

	2014		2013	
Investments at fair value, based on quoted prices				
TRP Equity Income	$ 4,831,874		$ 4,825,952	
Fidelity Investment Grade Bond Fund	3,485,730		4,185,034	
TRP Small Cap Stock	3,277,061		2,647,357	
Fidelity Contrafund K	13,804,356		12,678,076	
TRP Retirement 2020	3,163,793		2,608,376	*
TRP Retirement 2030	3,501,968		2,527,845	*
Ingredion Incorporated common stock	4,168,634		3,310,486	
AF Europac Growth R6	2,847,702	*	2,876,171	
Investments at estimated fair value				
T. Rowe Price Stable Value Common Trust Fund (Contract values were $6,410,237 and $6,114,125 for 2014 and 2013, respectively)	$ 6,504,528		$ 6,200,782	

* Amount does not exceed 5% of net assets available for benefits and is presented for comparative purposes only.

Notes to Financial Statements, continued

3. Investments, continued

During 2014, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Investments at fair value, based on quoted market prices:		
Mutual funds	$	426,005
Common stock		767,958
	$	1,193,963

4. Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2014, fees were paid by the Plan to an affiliate of the Trustee. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Ingredion Incorporated common stock. The number of shares of Ingredion Incorporated common stock held by the Plan at December 31, 2014 and 2013 was 49,135 shares and 48,356 shares, respectively. The fair value of these shares at December 31, 2014 and 2013 was $4,168,634 and $3,310,486, respectively. The Plan earned dividend income of $84,702 on the Ingredion Incorporated common stock during the year ended December 31, 2014. These transactions also qualify as party-in-interest transactions. The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $4,302,829 and $4,327,686 at December 31, 2014 and 2013, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 4, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(Continued)

Notes to Financial Statements, continued

6. Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7. Transfer of Assets

Throughout the year, employees may transfer to various positions within the Company. This may result in a transfer to or from the Plan to another plan sponsored by the Company. This is shown as a transfer to or from the Plan on the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Name of Plan Sponsor: Ingredion Incorporated
Employer identification number: 22-3514823
Three-digit plan number: 004

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Funds:			
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio	#	$ 4
	T Rowe Price	T Rowe Price Stable Value Common Trust Fund	#	6,410,237
	Mutual Funds:			
	T Rowe Price	TRP Equity Income	#	4,831,874
	T Rowe Price	TRP Small Cap Stock	#	3,277,061
	PIMCO	PIM Total RT Institutional	#	228,002
	Franklin Templeton Investments	FKLN Small MidCap Growth AD	#	1,037,161
	American Funds	AF Europac Growth R6	#	2,847,702
	T Rowe Price	TRP Retirement 2005	#	16,693
	T Rowe Price	TRP Retirement 2010	#	136,009
	T Rowe Price	TRP Retirement 2015	#	2,555,893
	T Rowe Price	TRP Retirement 2020	#	3,163,793
	T Rowe Price	TRP Retirement 2025	#	1,975,442
	T Rowe Price	TRP Retirement 2030	#	3,501,968
	T Rowe Price	TRP Retirement 2035	#	1,031,736
	T Rowe Price	TRP Retirement 2040	#	1,182,349
	T Rowe Price	TRP Retirement 2045	#	563,303
	T Rowe Price	TRP Retirement 2050	#	582,478
	T Rowe Price	TRP Retirement 2055	#	95,711
	T Rowe Price	TRP Retire Income	#	230,153
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	3,485,730
*	Fidelity Investments	Fidelity US Government Res	#	129,222
*	Fidelity Investments	Fidelity Contrafund K	#	13,804,356
*	Fidelity Investments	Spartan 500 Index Institutional Fund	#	1,251,826
	Common Stock			
*	Ingredion Incorporated	Common stock 49,135 shares	#	4,168,634
	Other:			
*	Fidelity Management Trust Co.	Money market deposit account	#	115,695
*	Notes receivable from participants	Notes bearing interest at rates ranging from 4.25% to 9.25%, and maturing through to 2029	#	4,302,829
				$ 60,925,861

* Denotes a party in interest to the Plan
\# All investments are participant-directed; therefore, historical cost information is not required.



Crowe Horwath LLP
Independent Member Crowe Horwath International


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2015
WASH. D.C.
201
SECTION

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113746 and 333-160612 on Form S-8 of Ingredion Incorporated of our report dated June 19, 2015 appearing in this Annual Report on Form 11-K of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees for the year ended December 31, 2014.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 2 2 2015
WASH D.C.
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014
or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Ingredion Incorporated Retirement Savings Plan for Hourly Employees
(Full title of the plan)

B. Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2014.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated
Retirement Savings Plan for
Hourly Employees

Date: June 19, 2015

By: /s/ Colleen Houlihan

Name: Colleen Houlihan
Title: Plan Administrator


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2015
WASH, D.C.
201
SECTION

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee
Ingredion Incorporated
Retirement Savings Plan for Hourly Employees
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees' financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets		
Investments – at fair value (Notes 2 and 3)		
Investments	$ 56,717,323	$ 51,178,356
Receivables:		
Participant contributions	-	48,205
Employer contributions	-	49,033
Notes receivable from participants	4,302,829	4,327,686
Total receivables	4,302,829	4,424,924
Total assets and net assets reflecting all investments at fair value	61,020,152	55,603,280
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,291)	(86,759)
Net assets available for benefits	$ 60,925,861	$ 55,516,521

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Additions to net assets attributed to:	
Net appreciation in fair value of investments (Note 3)	$ 1,193,963
Dividend and interest income on investments	2,694,182
Interest income on notes receivable from participants	181,920
Contributions:	
Participants	3,006,611
Employer	2,977,229
Rollover	179,548
Total contributions	6,163,388
Total additions	10,233,453
Deductions from net assets attributed to:	
Distributions to participants	4,853,868
Administrative expenses	11,578
Total deductions	4,865,446
Net increase before transfers	5,368,007
Transfers from other plans	41,333
Net increase	5,409,340
Net assets available for benefits, beginning of year	55,516,521
Net assets available for benefits, end of year	$ 60,925,861

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Ingredion Incorporated (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions and Vesting

Hourly employees become eligible to contribute to the Plan immediately upon employment. Participants may contribute a percentage of their compensation each pay period on a before-tax basis, subject to the limits imposed by the Internal Revenue Code ($17,500 for 2014). Certain employee groups are also allowed to contribute a percentage of their compensation on an after-tax basis. These contributions are also subject to the Internal Revenue Code limits. The maximum percentage of compensation that an employee may contribute varies by location. The Plan also allows for certain participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2014 The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

The Company makes a matching contribution to the Plan, which is based on a percentage of the deferred contributions made by or on behalf of the participant that together do not exceed a certain percentage of the participant's compensation for each payroll period during a plan year. These match formulas vary based on location. The Company will also make an additional non-elective contribution each payroll period based on a percentage of the participant's compensation. The formula for the non-elective contribution varies by location. Vesting in the Company matching contribution and vesting in the non-elective contribution account varies by location.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include stable value collective trust funds, a Company stock fund, and various mutual funds.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2014 and 2013, forfeitures were negligible. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $500. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published by Reuters plus one percent as of the last business day of the month prior to the date the loan is requested. Loans are repaid through payroll deductions and repayments are reinvested into the participant's account according to the current investment election. Current outstanding loans will mature through 2029.

Payment of Benefits

A participant becomes fully vested in all employer contributions upon death, disability or attaining the age of 65. Upon retirement, death or termination, the participant's benefit will generally be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½ years old.

Administrative Expenses

Loan origination fees associated with notes receivable are paid by participants and the Plan's recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan. Certain trustee fees and other administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

Stable value collective trust funds: The fair value of participation units held in the stable value collective trust funds, are based on their net asset values, reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee (Level 2 inputs). The investment objective of the collective trust funds is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust funds invest typically in fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The collective trusts also invest in money market deposit accounts and enter into "wrapper" contracts issued by third parties. The collective trusts provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market deposit account: The fair value of the money market deposit account balance has been determined based upon quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,277,061	$ -	$ -
Domestic mid cap funds	1,037,161	-	-
Domestic large cap funds	19,888,056	-	-
Domestic fixed income funds	3,842,954	-	-
International equity funds	2,847,702	-	-
Lifecycle equity funds	14,652,674	-	-
Lifecycle balanced funds	382,855	-	-
Company common stock	4,168,634	-	-
Stable value collective trust funds	-	6,504,531	-
Money market deposit account	-	115,695	-

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

	Fair Value Measurements at December 31, 2013		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,092,724	$ -	$ -
Domestic mid cap funds	995,311	-	-
Domestic large cap funds	18,284,689	-	-
Domestic fixed income funds	4,613,156	-	-
International equity funds	2,876,171	-	-
Lifecycle equity funds	11,355,409	-	-
Lifecycle balanced funds	352,885	-	-
Company common stock	3,310,486	-	-
Stable value collective trust funds	-	6,208,028	-
Money market deposit account	-	89,497	-

There were no transfers between Level 1 and Level 2 investments during 2014.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investments in stable value collective trust funds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balance in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013 are as follows:

	2014		2013	
Investments at fair value, based on quoted prices				
TRP Equity Income	$ 4,831,874		$ 4,825,952	
Fidelity Investment Grade Bond Fund	3,485,730		4,185,034	
TRP Small Cap Stock	3,277,061		2,647,357	
Fidelity Contrafund K	13,804,356		12,678,076	
TRP Retirement 2020	3,163,793		2,608,376	*
TRP Retirement 2030	3,501,968		2,527,845	*
Ingredion Incorporated common stock	4,168,634		3,310,486	
AF Europac Growth R6	2,847,702	*	2,876,171	
Investments at estimated fair value				
T. Rowe Price Stable Value Common Trust Fund (Contract values were $6,410,237 and $6,114,125 for 2014 and 2013, respectively)	$ 6,504,528		$ 6,200,782	

* Amount does not exceed 5% of net assets available for benefits and is presented for comparative purposes only.

(Continued)

Notes to Financial Statements, continued

3. Investments, continued

During 2014, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Investments at fair value, based on quoted market prices:	
Mutual funds	$ 426,005
Common stock	767,958
	$ 1,193,963

4. Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2014, fees were paid by the Plan to an affiliate of the Trustee. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Ingredion Incorporated common stock. The number of shares of Ingredion Incorporated common stock held by the Plan at December 31, 2014 and 2013 was 49,135 shares and 48,356 shares, respectively. The fair value of these shares at December 31, 2014 and 2013 was $4,168,634 and $3,310,486, respectively. The Plan earned dividend income of $84,702 on the Ingredion Incorporated common stock during the year ended December 31, 2014. These transactions also qualify as party-in-interest transactions. The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $4,302,829 and $4,327,686 at December 31, 2014 and 2013, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 4, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(Continued)

Notes to Financial Statements, continued

6. Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7. Transfer of Assets

Throughout the year, employees may transfer to various positions within the Company. This may result in a transfer to or from the Plan to another plan sponsored by the Company. This is shown as a transfer to or from the Plan on the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Name of Plan Sponsor: Ingredion Incorporated
Employer identification number: 22-3514823
Three-digit plan number: 004

(a)	(b)	(c)	(d)	(e)
	Identify of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	Cost	Current Value
	Collective Trust Funds:			
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio	#	$ 4
	T Rowe Price	T Rowe Price Stable Value Common Trust Fund	#	6,410,237
	Mutual Funds:			
	T Rowe Price	TRP Equity Income	#	4,831,874
	T Rowe Price	TRP Small Cap Stock	#	3,277,061
	PIMCO	PIM Total RT Institutional	#	228,002
	Franklin Templeton Investments	FKLN Small MidCap Growth AD	#	1,037,161
	American Funds	AF Europac Growth R6	#	2,847,702
	T Rowe Price	TRP Retirement 2005	#	16,693
	T Rowe Price	TRP Retirement 2010	#	136,009
	T Rowe Price	TRP Retirement 2015	#	2,555,893
	T Rowe Price	TRP Retirement 2020	#	3,163,793
	T Rowe Price	TRP Retirement 2025	#	1,975,442
	T Rowe Price	TRP Retirement 2030	#	3,501,968
	T Rowe Price	TRP Retirement 2035	#	1,031,736
	T Rowe Price	TRP Retirement 2040	#	1,182,349
	T Rowe Price	TRP Retirement 2045	#	563,303
	T Rowe Price	TRP Retirement 2050	#	582,478
	T Rowe Price	TRP Retirement 2055	#	95,711
	T Rowe Price	TRP Retire Income	#	230,153
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	3,485,730
*	Fidelity Investments	Fidelity US Government Res	#	129,222
*	Fidelity Investments	Fidelity Contrafund K	#	13,804,356
*	Fidelity Investments	Spartan 500 Index Institutional Fund	#	1,251,826
	Common Stock			
*	Ingredion Incorporated	Common stock 49,135 shares	#	4,168,634
	Other:			
*	Fidelity Management Trust Co.	Money market deposit account	#	115,695
*	Notes receivable from participants	Notes bearing interest at rates ranging from 4.25% to 9.25%, and maturing through to 2029	#	4,302,829
				$ 60,925,861

* Denotes a party in interest to the Plan

All investments are participant-directed; therefore, historical cost information is not required.




SEC MAIL
PROCESSING
RECEIVED
JUN 2 2 2015
WASH. D.C.
201
SECTION

Crowe Horwath LLP
Independent Member Crowe Horwath International

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113746 and 333-160612 on Form S-8 of Ingredion Incorporated of our report dated June 19, 2015 appearing in this Annual Report on Form 11-K of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees for the year ended December 31, 2014.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUN 2 2 2015
PROCESSING
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Ingredion Incorporated Retirement Savings Plan for Hourly Employees
(Full title of the plan)

B. Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2014.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated Retirement Savings Plan for Hourly Employees

Date: June 19, 2015

By: /s/ Colleen Houlihan

Name: Colleen Houlihan
Title: Plan Administrator


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2015
WASH. D.C.
201
SECTION

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee
Ingredion Incorporated
Retirement Savings Plan for Hourly Employees
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees' financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets		
Investments – at fair value (Notes 2 and 3)		
Investments	$ 56,717,323	$ 51,178,356
Receivables:		
Participant contributions	-	48,205
Employer contributions	-	49,033
Notes receivable from participants	4,302,829	4,327,686
Total receivables	4,302,829	4,424,924
Total assets and net assets reflecting all investments at fair value	61,020,152	55,603,280
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,291)	(86,759)
Net assets available for benefits	$ 60,925,861	$ 55,516,521

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Additions to net assets attributed to:	
Net appreciation in fair value of investments (Note 3)	$ 1,193,963
Dividend and interest income on investments	2,694,182
Interest income on notes receivable from participants	181,920
Contributions:	
Participants	3,006,611
Employer	2,977,229
Rollover	179,548
Total contributions	6,163,388
Total additions	10,233,453
Deductions from net assets attributed to:	
Distributions to participants	4,853,868
Administrative expenses	11,578
Total deductions	4,865,446
Net increase before transfers	5,368,007
Transfers from other plans	41,333
Net increase	5,409,340
Net assets available for benefits, beginning of year	55,516,521
Net assets available for benefits, end of year	$ 60,925,861

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Ingredion Incorporated (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions and Vesting

Hourly employees become eligible to contribute to the Plan immediately upon employment. Participants may contribute a percentage of their compensation each pay period on a before-tax basis, subject to the limits imposed by the Internal Revenue Code ($17,500 for 2014). Certain employee groups are also allowed to contribute a percentage of their compensation on an after-tax basis. These contributions are also subject to the Internal Revenue Code limits. The maximum percentage of compensation that an employee may contribute varies by location. The Plan also allows for certain participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2014 The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

The Company makes a matching contribution to the Plan, which is based on a percentage of the deferred contributions made by or on behalf of the participant that together do not exceed a certain percentage of the participant's compensation for each payroll period during a plan year. These match formulas vary based on location. The Company will also make an additional non-elective contribution each payroll period based on a percentage of the participant's compensation. The formula for the non-elective contribution varies by location. Vesting in the Company matching contribution and vesting in the non-elective contribution account varies by location.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include stable value collective trust funds, a Company stock fund, and various mutual funds.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2014 and 2013, forfeitures were negligible. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $500. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published by Reuters plus one percent as of the last business day of the month prior to the date the loan is requested. Loans are repaid through payroll deductions and repayments are reinvested into the participant's account according to the current investment election. Current outstanding loans will mature through 2029.

Payment of Benefits

A participant becomes fully vested in all employer contributions upon death, disability or attaining the age of 65. Upon retirement, death or termination, the participant's benefit will generally be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½ years old.

Administrative Expenses

Loan origination fees associated with notes receivable are paid by participants and the Plan's recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan. Certain trustee fees and other administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

Stable value collective trust funds: The fair value of participation units held in the stable value collective trust funds, are based on their net asset values, reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee (Level 2 inputs). The investment objective of the collective trust funds is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust funds invest typically in fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The collective trusts also invest in money market deposit accounts and enter into "wrapper" contracts issued by third parties. The collective trusts provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market deposit account: The fair value of the money market deposit account balance has been determined based upon quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,277,061	$ -	$ -
Domestic mid cap funds	1,037,161	-	-
Domestic large cap funds	19,888,056	-	-
Domestic fixed income funds	3,842,954	-	-
International equity funds	2,847,702	-	-
Lifecycle equity funds	14,652,674	-	-
Lifecycle balanced funds	382,855	-	-
Company common stock	4,168,634	-	-
Stable value collective trust funds	-	6,504,531	-
Money market deposit account	-	115,695	-

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

	Fair Value Measurements at December 31, 2013		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,092,724	$ -	$ -
Domestic mid cap funds	995,311	-	-
Domestic large cap funds	18,284,689	-	-
Domestic fixed income funds	4,613,156	-	-
International equity funds	2,876,171	-	-
Lifecycle equity funds	11,355,409	-	-
Lifecycle balanced funds	352,885	-	-
Company common stock	3,310,486	-	-
Stable value collective trust funds	-	6,208,028	-
Money market deposit account	-	89,497	-

There were no transfers between Level 1 and Level 2 investments during 2014.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investments in stable value collective trust funds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balance in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013 are as follows:

	2014	2013
Investments at fair value, based on quoted prices		
TRP Equity Income	$ 4,831,874	$ 4,825,952
Fidelity Investment Grade Bond Fund	3,485,730	4,185,034
TRP Small Cap Stock	3,277,061	2,647,357
Fidelity Contrafund K	13,804,356	12,678,076
TRP Retirement 2020	3,163,793	2,608,376 *
TRP Retirement 2030	3,501,968	2,527,845 *
Ingredion Incorporated common stock	4,168,634	3,310,486
AF Europac Growth R6	2,847,702 *	2,876,171
Investments at estimated fair value		
T. Rowe Price Stable Value Common Trust Fund (Contract values were $6,410,237 and $6,114,125 for 2014 and 2013, respectively)	$ 6,504,528	$ 6,200,782

* Amount does not exceed 5% of net assets available for benefits and is presented for comparative purposes only.

Notes to Financial Statements, continued

3. Investments, continued

During 2014, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Investments at fair value, based on quoted market prices:	
Mutual funds	$ 426,005
Common stock	767,958
	$ 1,193,963

4. Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2014, fees were paid by the Plan to an affiliate of the Trustee. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Ingredion Incorporated common stock. The number of shares of Ingredion Incorporated common stock held by the Plan at December 31, 2014 and 2013 was 49,135 shares and 48,356 shares, respectively. The fair value of these shares at December 31, 2014 and 2013 was $4,168,634 and $3,310,486, respectively. The Plan earned dividend income of $84,702 on the Ingredion Incorporated common stock during the year ended December 31, 2014. These transactions also qualify as party-in-interest transactions. The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $4,302,829 and $4,327,686 at December 31, 2014 and 2013, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 4, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(Continued)

Notes to Financial Statements, continued

6. Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7. Transfer of Assets

Throughout the year, employees may transfer to various positions within the Company. This may result in a transfer to or from the Plan to another plan sponsored by the Company. This is shown as a transfer to or from the Plan on the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Name of Plan Sponsor: Ingredion Incorporated
Employer identification number: 22-3514823
Three-digit plan number: 004

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost		(e) Current Value
	Collective Trust Funds:				
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio	#	$	4
	T Rowe Price	T Rowe Price Stable Value Common Trust Fund	#		6,410,237
	Mutual Funds:				
	T Rowe Price	TRP Equity Income	#		4,831,874
	T Rowe Price	TRP Small Cap Stock	#		3,277,061
	PIMCO	PIM Total RT Institutional	#		228,002
	Franklin Templeton Investments	FKLN Small MidCap Growth AD	#		1,037,161
	American Funds	AF Europac Growth R6	#		2,847,702
	T Rowe Price	TRP Retirement 2005	#		16,693
	T Rowe Price	TRP Retirement 2010	#		136,009
	T Rowe Price	TRP Retirement 2015	#		2,555,893
	T Rowe Price	TRP Retirement 2020	#		3,163,793
	T Rowe Price	TRP Retirement 2025	#		1,975,442
	T Rowe Price	TRP Retirement 2030	#		3,501,968
	T Rowe Price	TRP Retirement 2035	#		1,031,736
	T Rowe Price	TRP Retirement 2040	#		1,182,349
	T Rowe Price	TRP Retirement 2045	#		563,303
	T Rowe Price	TRP Retirement 2050	#		582,478
	T Rowe Price	TRP Retirement 2055	#		95,711
	T Rowe Price	TRP Retire Income	#		230,153
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#		3,485,730
*	Fidelity Investments	Fidelity US Government Res	#		129,222
*	Fidelity Investments	Fidelity Contrafund K	#		13,804,356
*	Fidelity Investments	Spartan 500 Index Institutional Fund	#		1,251,826
	Common Stock				
*	Ingredion Incorporated	Common stock 49,135 shares	#		4,168,634
	Other:				
*	Fidelity Management Trust Co.	Money market deposit account	#		115,695
*	Notes receivable from participants	Notes bearing interest at rates ranging from 4.25% to 9.25%, and maturing through to 2029	#		4,302,829
				$	60,925,861

* Denotes a party in interest to the Plan
# All investments are participant-directed; therefore, historical cost information is not required.



Crowe Horwath LLP
Independent Member Crowe Horwath International

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113746 and 333-160612 on Form S-8 of Ingredion Incorporated of our report dated June 19, 2015 appearing in this Annual Report on Form 11-K of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees for the year ended December 31, 2014.

Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 2 2 2015
WASH D.C.
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014
or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Ingredion Incorporated Retirement Savings Plan for Hourly Employees
(Full title of the plan)

B. Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2014.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated
Retirement Savings Plan for
Hourly Employees

Date: June 19, 2015

By: /s/ Colleen Houlihan

Name: Colleen Houlihan
Title: Plan Administrator


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2015
WASH., D.C.
201
SECTION

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

INGREDION INCORPORATED
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2014 and 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee
Ingredion Incorporated
Retirement Savings Plan for Hourly Employees
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees' financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.



Crowe Horwath LLP

South Bend, Indiana
June 19, 2015

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets		
Investments – at fair value (Notes 2 and 3)		
Investments	$ 56,717,323	$ 51,178,356
Receivables:		
Participant contributions	-	48,205
Employer contributions	-	49,033
Notes receivable from participants	4,302,829	4,327,686
Total receivables	4,302,829	4,424,924
Total assets and net assets reflecting all investments at fair value	61,020,152	55,603,280
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,291)	(86,759)
Net assets available for benefits	$ 60,925,861	$ 55,516,521

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Additions to net assets attributed to:	
Net appreciation in fair value of investments (Note 3)	$ 1,193,963
Dividend and interest income on investments	2,694,182
Interest income on notes receivable from participants	181,920
Contributions:	
Participants	3,006,611
Employer	2,977,229
Rollover	179,548
Total contributions	6,163,388
Total additions	10,233,453
Deductions from net assets attributed to:	
Distributions to participants	4,853,868
Administrative expenses	11,578
Total deductions	4,865,446
Net increase before transfers	5,368,007
Transfers from other plans	41,333
Net increase	5,409,340
Net assets available for benefits, beginning of year	55,516,521
Net assets available for benefits, end of year	$ 60,925,861

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Ingredion Incorporated (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions and Vesting

Hourly employees become eligible to contribute to the Plan immediately upon employment. Participants may contribute a percentage of their compensation each pay period on a before-tax basis, subject to the limits imposed by the Internal Revenue Code ($17,500 for 2014). Certain employee groups are also allowed to contribute a percentage of their compensation on an after-tax basis. These contributions are also subject to the Internal Revenue Code limits. The maximum percentage of compensation that an employee may contribute varies by location. The Plan also allows for certain participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2014 The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

The Company makes a matching contribution to the Plan, which is based on a percentage of the deferred contributions made by or on behalf of the participant that together do not exceed a certain percentage of the participant's compensation for each payroll period during a plan year. These match formulas vary based on location. The Company will also make an additional non-elective contribution each payroll period based on a percentage of the participant's compensation. The formula for the non-elective contribution varies by location. Vesting in the Company matching contribution and vesting in the non-elective contribution account varies by location.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include stable value collective trust funds, a Company stock fund, and various mutual funds.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2014 and 2013, forfeitures were negligible. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $500. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published by Reuters plus one percent as of the last business day of the month prior to the date the loan is requested. Loans are repaid through payroll deductions and repayments are reinvested into the participant's account according to the current investment election. Current outstanding loans will mature through 2029.

Payment of Benefits

A participant becomes fully vested in all employer contributions upon death, disability or attaining the age of 65. Upon retirement, death or termination, the participant's benefit will generally be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½ years old.

Administrative Expenses

Loan origination fees associated with notes receivable are paid by participants and the Plan's recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan. Certain trustee fees and other administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

Stable value collective trust funds: The fair value of participation units held in the stable value collective trust funds, are based on their net asset values, reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee (Level 2 inputs). The investment objective of the collective trust funds is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust funds invest typically in fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The collective trusts also invest in money market deposit accounts and enter into "wrapper" contracts issued by third parties. The collective trusts provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market deposit account: The fair value of the money market deposit account balance has been determined based upon quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2014		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,277,061	$ -	$ -
Domestic mid cap funds	1,037,161	-	-
Domestic large cap funds	19,888,056	-	-
Domestic fixed income funds	3,842,954	-	-
International equity funds	2,847,702	-	-
Lifecycle equity funds	14,652,674	-	-
Lifecycle balanced funds	382,855	-	-
Company common stock	4,168,634	-	-
Stable value collective trust funds	-	6,504,531	-
Money market deposit account	-	115,695	-

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition, continued

	Fair Value Measurements at December 31, 2013		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds			
Domestic small cap funds	$ 3,092,724	$ -	$ -
Domestic mid cap funds	995,311	-	-
Domestic large cap funds	18,284,689	-	-
Domestic fixed income funds	4,613,156	-	-
International equity funds	2,876,171	-	-
Lifecycle equity funds	11,355,409	-	-
Lifecycle balanced funds	352,885	-	-
Company common stock	3,310,486	-	-
Stable value collective trust funds	-	6,208,028	-
Money market deposit account	-	89,497	-

There were no transfers between Level 1 and Level 2 investments during 2014.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investments in stable value collective trust funds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balance in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013 are as follows:

		2014			2013	
Investments at fair value, based on quoted prices						
TRP Equity Income	$	4,831,874		$	4,825,952	
Fidelity Investment Grade Bond Fund		3,485,730			4,185,034	
TRP Small Cap Stock		3,277,061			2,647,357	
Fidelity Contrafund K		13,804,356			12,678,076	
TRP Retirement 2020		3,163,793			2,608,376	*
TRP Retirement 2030		3,501,968			2,527,845	*
Ingredion Incorporated common stock		4,168,634			3,310,486	
AF Europac Growth R6		2,847,702	*		2,876,171	
Investments at estimated fair value						
T. Rowe Price Stable Value Common Trust Fund (Contract values were $6,410,237 and $6,114,125 for 2014 and 2013, respectively)	$	6,504,528		$	6,200,782	

* Amount does not exceed 5% of net assets available for benefits and is presented for comparative purposes only.

(Continued)

Notes to Financial Statements, continued

3. Investments, continued

During 2014, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Investments at fair value, based on quoted market prices:	
Mutual funds	$ 426,005
Common stock	767,958
	$ 1,193,963

4. Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2014, fees were paid by the Plan to an affiliate of the Trustee. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Ingredion Incorporated common stock. The number of shares of Ingredion Incorporated common stock held by the Plan at December 31, 2014 and 2013 was 49,135 shares and 48,356 shares, respectively. The fair value of these shares at December 31, 2014 and 2013 was $4,168,634 and $3,310,486, respectively. The Plan earned dividend income of $84,702 on the Ingredion Incorporated common stock during the year ended December 31, 2014. These transactions also qualify as party-in-interest transactions. The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $4,302,829 and $4,327,686 at December 31, 2014 and 2013, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 4, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(Continued)

Notes to Financial Statements, continued

6. Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7. Transfer of Assets

Throughout the year, employees may transfer to various positions within the Company. This may result in a transfer to or from the Plan to another plan sponsored by the Company. This is shown as a transfer to or from the Plan on the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Name of Plan Sponsor: Ingredion Incorporated
Employer identification number: 22-3514823
Three-digit plan number: 004

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost		(e) Current Value
	Collective Trust Funds:				
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio	#	$	4
	T Rowe Price	T Rowe Price Stable Value Common Trust Fund	#		6,410,237
	Mutual Funds:				
	T Rowe Price	TRP Equity Income	#		4,831,874
	T Rowe Price	TRP Small Cap Stock	#		3,277,061
	PIMCO	PIM Total RT Institutional	#		228,002
	Franklin Templeton Investments	FKLN Small MidCap Growth AD	#		1,037,161
	American Funds	AF Europac Growth R6	#		2,847,702
	T Rowe Price	TRP Retirement 2005	#		16,693
	T Rowe Price	TRP Retirement 2010	#		136,009
	T Rowe Price	TRP Retirement 2015	#		2,555,893
	T Rowe Price	TRP Retirement 2020	#		3,163,793
	T Rowe Price	TRP Retirement 2025	#		1,975,442
	T Rowe Price	TRP Retirement 2030	#		3,501,968
	T Rowe Price	TRP Retirement 2035	#		1,031,736
	T Rowe Price	TRP Retirement 2040	#		1,182,349
	T Rowe Price	TRP Retirement 2045	#		563,303
	T Rowe Price	TRP Retirement 2050	#		582,478
	T Rowe Price	TRP Retirement 2055	#		95,711
	T Rowe Price	TRP Retire Income	#		230,153
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#		3,485,730
*	Fidelity Investments	Fidelity US Government Res	#		129,222
*	Fidelity Investments	Fidelity Contrafund K	#		13,804,356
*	Fidelity Investments	Spartan 500 Index Institutional Fund	#		1,251,826
	Common Stock				
*	Ingredion Incorporated	Common stock 49,135 shares	#		4,168,634
	Other:				
*	Fidelity Management Trust Co.	Money market deposit account	#		115,695
*	Notes receivable from participants	Notes bearing interest at rates ranging from 4.25% to 9.25%, and maturing through to 2029	#		4,302,829
				$	60,925,861

* Denotes a party in interest to the Plan
# All investments are participant-directed; therefore, historical cost information is not required.